Mail Stop 4561
Via Fax (604) 257-3512

March 20, 2008

Darrin McCormack
Chief Financial Officer
650 West Georgia Street, Suite 2400
Vancouver, BC, Canada V6B 4N7

Re: **Wordlogic Corporation**
        Form 8-K filed March 18, 2008
        File No. 000-32865

Dear Mr. McCormack:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on March 18, 2008

1.   We note your disclosure that the reports of your former auditors, Cordovano and Honeck LLP, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principal except to indicate that there was a substantial doubt about the Company's ability to continue as a going concern as of and for the period ended December 31, 2006. Revise your disclosure to include the past two fiscal years rather than only the past fiscal year pursuant to Item 304(a)(1)(ii) of Regulation S-K.

2.   Additionally, revise your disclosure for disagreements with your former auditor for the period from the Company's two most recent fiscal years and through the subsequent interim period rather than from May 27, 2003 (i.e. the Company's inception) through the subsequent interim period pursuant to Item 304(a)(1)(iv) of Regulation S-K.

General

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please file your supplemental response and amendment via EDGAR in response to these comments within 10 business days of the date of this letter. Please note that if you require longer than 10 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 551-3379, or in my absence, to Robert Benton at (202) 551-3804.

                                            Sincerely,

                                            Melissa Feider
                                            Staff Accountant